Exhibit 99.1

QIWI Announces 2015 Annual General Meeting

MOSCOW, RUSSIA – April 16, 2015 – QIWI plc (Nasdaq: QIWI, MOEX: QIWI) (“QIWI” or the “Company”) today announced that its 2015 annual general meeting of shareholders (“AGM”) will be held on Tuesday June 02, 2015, at 10:00 a.m. (MSK) at QIWI’s office located at Spiridonovka str. 4, bld.2, Moscow, Russia.

Only shareholders of record at the close of business on April 15, 2015 are entitled to receive notice and to vote at the AGM and any adjourned meeting. Holders of the Company’s American Depositary Shares (“ADS”) who wish to exercise their voting rights for the underlying shares must act through the depositary of the Company’s ADS program, The Bank of New York Mellon. Shareholders are cordially invited to attend the AGM.

At the AGM, the following items will be submitted for shareholder approval:

1.	to appoint Ernst & Young as the Company’s Auditors;

2.	to elect Directors of the Board of Directors of the Company; and

3.	to approve Directors’ remuneration.

Further details on the agenda and procedural matters related to the AGM will be made available to the Company’s shareholders by the Company and the Company’s ADS holders through The Bank of New York Mellon.

About QIWI plc.

QIWI is a leading provider of next generation payment services in Russia and the CIS. It has an integrated proprietary network that enables payment services across physical, online and mobile channels. It has deployed over 17.2 million virtual wallets, over 181,000 kiosks and terminals, and enabled merchants to accept over RUB 50 billion cash and electronic payments monthly from over 70 million consumers using its network at least once a month. QIWI’s consumers can use cash, stored value and other electronic payment methods to order and pay for goods and services across physical or online environments interchangeably.

Contact

Varvara Kiseleva

Investor Relations

+7.499.709.0192

ir@qiwi.com